Charter of the Board of Directors
February 11, 2026
SUN LIFE FINANCIAL INC. AND SUN LIFE ASSURANCE COMPANY OF CANADA (TOGETHER, “SUN LIFE”)
Charter of the Board of Directors

The mission of the Board of Directors (the “Board”) is to be a strategic asset of Sun Life measured by the effective execution of its overall stewardship role and the contribution the directors make – individually and collectively – to the long-term success of Sun Life.
1.Duties and Responsibilities
The Board is responsible for supervising the management of the business and affairs of Sun Life. In connection with this responsibility the Board:
1.1Culture
a)sets the tone for Sun Life’s culture and promotes a risk culture that stresses integrity and effective risk management;
b)satisfies itself that the Chief Executive Officer and other senior management is sustaining that culture throughout Sun Life; and
c)complies with and reviews employee compliance with the Code of Conduct and ensures prompt disclosure of any waivers of the Code of Conduct for directors or senior management.
1.2Governance
a)establishes corporate governance practices and policies and monitors corporate governance trends;
b)performs its overall stewardship responsibilities either directly or through delegation to its committees, including the allocation of risk oversight;
c)establishes expectations and responsibilities of directors, including with respect to attendance at, preparation for, and participation in meetings as set out in the position descriptions for the directors, Chair of the Board (“Board Chair”) and Chairs of Board committees; and
d)maintains an orientation program for new directors, supports ongoing education for all directors and assesses the effectiveness of the Board, its committees, the Board Chair, the committee chairs, and individual directors on an annual basis.
The Board has clearly outlined matters that require Board approval and those that have been delegated to management. In connection with its duties and responsibilities, the Board approves and oversees:
1.3Strategy
a)Sun Life’s vision and purpose statements;
b)the strategic plan;
c)business, capital, and investment plans on an annual basis; and
d)significant strategic initiatives, investments, and transactions, including significant activities of subsidiaries.
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1.4Risk Management, Capital Management, and Internal Controls
a)the Risk Management Framework, Risk Appetite Policy, and Internal Control Framework;
b)significant policies, plans and strategic initiatives related to the management of, or that materially impact risk, capital, and liquidity; and
c)the Code of Conduct.
1.5Board, Senior Management and Control Functions
a)Board and committee size and composition;
b)the evaluation and selection of candidates for election at each annual meeting based on an assessment process considering various factors including candidates’ skills, qualifications, competencies and independence;
c)the formulation of succession plans for the Board, the Board Chair, and the committee Chairs;
d)talent management and succession plans for the role of President and Chief Executive Officer and other senior management positions, including the appointment, evaluation and, if necessary, replacement of the President and Chief Executive Officer and other members of senior management including the heads of Sun Life’s Control Functions;
e)the delegation of powers to management to manage Sun Life;
f)the annual objectives and statement of mandate, responsibility, and authority of the President and Chief Executive Officer; and
g)the performance and compensation and other benefit frameworks for senior management, including alignment of those frameworks with applicable regulatory principles.
1.6Financial Reporting, Communication and Disclosure
a)the review and approval of significant disclosure documents, including financial statements, quarterly and annual Management’s Discussion and Analysis and related earnings releases, annual information form, and management information circular;
b)the external audit plan, including the fees and scope of the audit engagement, the engagement letter and remuneration of Sun Life’s external auditor under the engagement letter; and
c)the internal audit plan; and
d)communication and disclosure practices, including the process by which shareholders can provide feedback to the independent Directors.
In connection with its duties and responsibilities, the Board has the discretion to decide the extent and nature of its input, and to provide challenge, advice, and guidance to senior management of Sun Life on the following:
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1.7Operational and Business Policies
a)significant operational, business, risk, and crisis management policies of Sun Life, including those in respect of credit, market, operational, insurance, regulatory compliance and strategic risks, and their effectiveness;
b)compensation policy for all human resources that is consistent with the Financial Stability Board Principles for Sound Compensation.
1.8Business Performance and Effectiveness of Risk Management
a)performance relative to the strategic plan and business, capital, and investment plans;
b)effectiveness of the strategic planning process;
c)the enterprise approach to climate change;
d)effectiveness of the Risk Appetite Policy;
e)effectiveness of the internal control framework and management information systems that provide assurance as to the reliability of Sun Life’s financial information and the safeguarding of its assets;
f)effectiveness of the Control Functions;
g)effectiveness of significant policies and plans related to management of capital and liquidity (e.g., stress testing, ORSA report);
h)compliance with legislative and regulatory requirements;
i)reports from senior management, including leaders of Business Groups, on business, financial and operational performance relative to plans and the Risk Appetite Policy; and
j)information on client engagement and value creation for clients.
2.Meetings and Procedures
a)A schedule of regular Board and committee meetings is set by the Board Chair, in consultation with the Governance Committee and the Corporate Secretary and circulated to the directors prior to the commencement of a calendar year.
b)Confirmation of the date, time, and place of regular meetings are sent to the directors approximately three weeks in advance of regularly scheduled meetings. Special meetings may be called with 24 hours’ notice.
c)A quorum at any meeting of the Board shall be a majority of directors and meetings must meet the resident Canadian requirements of the Insurance Companies Act (Canada).
d)At each meeting of the Board, the independent directors will meet privately.
e)The Board will review its Forward Agenda as required, and on an annual basis, the Board will review this Charter and approve changes, as necessary. This Charter can be found on Sun Life’s website.

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3.Access to Management and Independent Advisors
The Board:
a)has full and unrestricted access to management.
b)may, at the expense of Sun Life, engage any special advisors it deems necessary to provide independent advice, require management to inform applicable regulators in a timely manner of substantial issues affecting Sun Life, and perform such other functions as prescribed by law or as assigned to the Board in Sun Life’s governing documents.

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